Exhibit 17.1

RESIGNATION OF CHIEF FINANCIAL OFFICER

I, James Kellogg, hereby resign as Chief Financial Officer of Electronic Servitor Publication Network, Inc., a Delaware corporation (the “Company”), effective May 14, 2024. My resignation is not the result of any disagreement with the Company’s operations, policies or practices.

DATED: May 14, 2024

/s/ James Kellogg

James Kellogg